Q3 2024 Earnings Presentation 1

MICHEL BROUSSET MANUEL MANFREDI CO-FOUNDER & CEO CHIEF FINANCIAL OFFICER 2

DISCLAIMER Cautionary Statement Regarding Forward-Looking Statements All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: statements regarding Waldencast’s outlook and guidance for Q4 2024 and Fiscal 2024, the Company’s ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; the Company’s long-term strategy and future operations or operating results; expectations with respect to the Company’s industry and the markets in which it operates; future product introductions; developments relating to the ongoing investigation and legal proceedings; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Medical and Milk Makeup, (ii) the ability of the Company to file required financial results in a timely manner, (iii) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (iv) the potential for delisting, legal proceedings or existing or new government investigation or enforcement actions, including those relating to the restatement or the subject of the Audit Committee of the Company’s Board of Directors’ review further described in the Company's annual report filed on Form 20-F for the year ended December 31, 2022 or inability to finalize financial results in a timely manner, (v) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any defaults or events of default, (vi) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes, (vii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (viii) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (ix) any shifts in the preferences of consumers as to where and how they shop, and (x) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2023 20-F (File No. 01-40207), filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward- looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise. Non-GAAP Financial Measures In addition to the financial measures presented in this release in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business. There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP. Please refer to the definitions set out below and the tables included in the Appendix for a reconciliation of these metrics to the most directly comparable GAAP financial measures. Comparable Net Revenue is defined as Net Revenue excluding sales related to the former Obagi Medical China business, which was not acquired by Waldencast at the time of the Business Combination (the “Obagi Medical China Business”) as was presented in previous earnings releases. The sales to the Obagi Medical China business have a below market sales price for a defined period of time after the acquisition of Obagi Medical. As a result of the acquisition, a below market contract liability was recognized and is amortized based on sales. This adjustment is shown in the Adjusted EBITDA reconciliation. Management believes that this non-GAAP measures provides perspective on how Waldencast’s management evaluates and monitors the performance of the business. See reconciliation to U.S. GAAP Net Revenue in the Appendix. Comparable Net Revenue Growth is defined as the growth in Comparable Net Revenue period over period expressed as a percentage. Adjusted Gross Profit is defined as GAAP gross profit excluding the impact of inventory fair value adjustments, amortization of the supply agreement and formulation intangible assets, discontinued product write-off, and the amortization of the fair value of the related party liability the Obagi Medical China Business. The Adjusted Gross Profit reconciliation by Segment for each period is included in the Appendix. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by GAAP Net Revenue. Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to the Obagi Medical China Business, change in fair value of financial instruments, loss on impairment of leases, and foreign currency transaction loss (gain). In addition, adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and associated regulatory investigation; (2) costs to recover and the value of the inventory recovered from the acquisition of the Vietnam distributor, and the associated discontinued product; and (3) other non-recurring costs, primarily legal settlement costs and restructuring costs. The Adjusted EBITDA by Segment for each period is included in the Appendix. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. The Adjusted EBITDA Margin reconciliation by Segment for each period is included in the Appendix. Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of September 30, 2024. 3

Our ambition is to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring, accelerating, and scaling the next generation of high-growth, purpose-driven brands 4

POISED FOR LONG-TERM PROFITABLE GROWTH Strong alignment of management incentives to long-term value creation through operational and capital allocation excellence Expertise in managing global beauty brands at scale Asset-light, nimble, and efficient vs. slow, inflexible, and costly traditional structures Operational scale of a multi-brand platform Balanced portfolio in structurally attractive segments of the category 5

LEADING BRANDS WITH UNIQUE POSITIONING Anchored in high customer affinity and strong brand equity Cult-favorite makeup brand with a diverse community due to its cultural relevance and iconic products Clinically-proven medical-grade skincare products that provide targeted solutions for top skin concerns 1 Sephora Management Data. 2 Management Data as of 11/13/2024. 3 Independent Industry Sources, USA (2023) *Q – Which professional skin care brand are you most likely to recommend to your patients for at-home use for each skin condition? (N=262). 4 Management Data as of Q3 YTD 2024. 6 #2 Sephora US CLEAN MAKEUP BRAND 1 4.6M SOCIAL MEDIA FOLLOWERS 2 #1 Pigmentation. Fine Lines & Wrinkles. Sagging Skin. U.S. PHYSICIAN RECOMMENDED 3 39 RESEARCH & DEVELOPMENT PARTNERS 4 2.7M Instagram Followers2

MULTI-BRAND PLATFORM PURPOSE BUILT TO SCALE INDIE BRANDS TODAY TOMORROW AND BEYOND BRAND 3 BRAND N Data Tech Talent Finance Legal Supply Chain HOW WE DO IT • Preserve brand DNA & autonomy • Fuel entrepreneurial spirit & sense of ownership • Focus on brand building and profitable growth • Share best practices • Leverage collective expertise in the Waldencast ecosystem 7

ALGORITHM FOR LONG-TERM SUCCESS Flywheel Effect "Attack" Gross Margins Acquire Structurally Attractive Indie Brands Leverage Superlative Gross Margin Profile Reinvest in High ROI Sales & Marketing Best-in-Class Topline Growth Leverage G&A Built-to- Scale across Platform Top-tier growth, best-in-class gross profits reinvested in efficient sales & marketing create the Waldencast flywheel effect Top-tier Comparable Net Revenue growth: 26.9% Q3 YTD 20241 Best-in-class Adj. Gross Margin: 74.8% Q3 YTD 20242 Proven ability to expand brands' gross margins since acquisition Highly-efficient sales & marketing organization drives topline growth High G&A today given corporate infrastructure built for scale Opportunity for operating leverage to unlock profitability Focus on reinvesting profits to support future growth Platform built for future brand acquisitions 1 2 3 4 5 1 Based on Comparable Net Revenue Growth, refer to page 3 for definitions of non-GAAP financial measures. U.S. GAAP Net Revenue growth of 23.8% during the same period. 2 Refer to page 3 for definitions of non-GAAP financial measures. 8

WHERE WE ARE WHERE WE ARE HEADED Categories Geographies Channels Price Points 9 US APAC Europe LATAM Skin Color Hair Body Wellness Fragrance Professional Specialty Online Food / Drug / Mass Prestige Masstige Mass

COMBINED FINANCIAL PROFILE: Q3 2024 NET REVENUE $70.2M +34.6% 1 ADJ. GROSS PROFIT $51.4M 2 73.2% 3 ADJ. EBITDA $11.4M 16.3% 5 4 COMPARABLE GROWTH 1 Based on Comparable Net Revenue Growth, refer to page 3 for definitions of non-GAAP financial measures. U.S. GAAP Net Revenue growth of 30.8% during the same period. 2 Gross Profit of $48.1M adjusted for reconciling items, refer to the Appendix page 48. 3 Refer to page 3 for definitions of non- GAAP financial measures. 4Net Loss of $13.1M adjusted for non-recurring add-backs, refer to the Appendix page 50. 5 Refer to page 3 for definitions of non-GAAP financial measures. 10

COMBINED FINANCIAL PROFILE: Q3 YTD 2024 1 Based on Comparable Net Revenue Growth, refer to page 3 for definitions of non-GAAP financial measures. U.S. GAAP Net Revenue growth of 23.8% during the same period. 2 Gross Profit of $142.3M adjusted for reconciling items, refer to the Appendix page 48. 3 Refer to page 3 for definitions of non-GAAP financial measures. 4Net Loss of $26.1M adjusted for non-recurring add-backs, refer to the Appendix page 50. 5 Refer to page 3 for definitions of non-GAAP financial measures. NET REVENUE $201.8M +26.9% 1 ADJ. GROSS PROFIT $150.9M 2 74.8% 3 ADJ. EBITDA $29.1M 14.4% 5 4 COMPARABLE GROWTH 11

COMPARABLE NET REVENUE GROWTH ABOVE THE 25.7% GROWTH ACHIEVED IN Q2 2024 ADJ. EBITDA MARGIN MID-TEENS FY 2024 OUTLOOK 12

LIQUIDITY & SHARES OUTSTANDING $17.6M As of September 30, 2024 As of November 15, 2024 Net Debt1 Ordinary Shares Outstanding Class A Ordinary Shares Outstanding Class B Ordinary Shares Outstanding$154.0M 122.9M 112.1M 10.8M Cash & Cash Equivalents Undrawn Commitment Under Revolving Credit Facility$30.0M 1 Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of September 30, 2024. Refer to Appendix page 53. 2 Fully Diluted Shares decreased from 129,695,296 at December 31, 2023 to 128,328,987 as of November 15, 2024, primarily driven by forfeitures of unvested shares and lower in-the-money dilutive instruments. All contractual lock-ups with shareholders have now expired. 2 13

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POISED FOR LONG-TERM PROFITABLE GROWTH 43 Strong alignment of management incentives to long-term value creation through operational and capital allocation excellence Expertise in managing global beauty brands at scale Asset-light, nimble, and efficient vs. slow, inflexible, and costly traditional structures Operational scale of a multi-brand platform Balanced portfolio in structurally attractive segments of the category

APPENDIX 44

Q3 2024 HIGHLIGHTS 45 (In millions, except for percentages) Q3 2024 % Sales % Growth % Comp Growth Q3 2023 % Sales Waldencast Net Revenue 70.2 100.0% 30.8% 34.6% 53.7 100.0% Adjusted Gross Profit 51.4 73.2% 38.3% 37.2 69.2% Adjusted EBITDA 11.4 16.3% 134.0% 4.9 9.1% Obagi Medical Net Revenue 38.7 100.0% 37.4% 45.5% 28.2 100.0% Adjusted Gross Profit 30.4 78.6% 57.6% 19.3 68.5% Adjusted EBITDA 7.5 19.3% 129.7% 3.3 11.6% Milk Makeup Net Revenue 31.5 100.0% 23.5% 25.5 100.0% Adjusted Gross Profit 21.0 66.6% 17.5% 17.9 70.0% Adjusted EBITDA 8.5 27.1% 99.6% 4.3 16.7%

Q3 YTD 2024 HIGHLIGHTS 46 (In millions, except for percentages) Nine Months 2024 % Sales % Growth % Comp Growth Nine Months 2023 % Sales Waldencast Net Revenue 201.8 100.0% 23.8% 26.9% 163.0 100.0% Adjusted Gross Profit 150.9 74.8% 37.0% 110.1 67.6% Adjusted EBITDA 29.1 14.4% 54.9% 18.8 11.5% Obagi Medical Net Revenue 107.1 100.0% 25.7% 32.0% 85.2 100.0% Adjusted Gross Profit 85.3 79.7% 47.8% 57.8 67.8% Adjusted EBITDA 20.7 19.3% 60.5% 12.9 15.1% Milk Makeup Net Revenue 94.7 100.0% 21.7% 77.8 100.0% Adjusted Gross Profit 65.6 69.2% 25.2% 52.4 67.3% Adjusted EBITDA 24.2 25.6% 42.5% 17.0 21.9%

GROUP COMPARABLE NET REVENUE GROWTH Group Obagi Medical (In thousands, except for percentages) Three months ended September 30, 2024 Three months ended September 30, 2023 Nine months ended September 30, 2024 Nine months ended September 30, 2023 Three months ended September 30, 2024 Three months ended September 30, 2023 Nine months ended September 30, 2024 Nine months ended September 30, 2023 Net Revenue $ 70,203 $ 53,683 $ 201,785 $ 163,021 $ 38,690 $ 28,167 $ 107,055 $ 85,181 Obagi Medical China Business 995 2,257 2,069 5,619 995 2,257 2,069 5,619 Comparable Net Revenue $ 69,208 $ 51,426 $ 199,716 $ 157,402 $ 37,695 $ 25,910 $ 104,986 $ 79,562 Comparable Growth 34.6% 26.9% 45.5% 32.0% 47

GROUP ADJUSTED GROSS PROFIT 1 Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination. 2 Relates to the amortization of the inventory fair value step-up as a result of the Business Combination. 3 Relates to the advanced purchase of specific products for the market in Vietnam sold through the Vietnam distributor that became obsolete when the contract was terminated. 4 The Supply Agreement and Formulations intangible assets are amortized to COGS. 48 Group (In thousands, except for percentages) Three months ended September 30, 2024 Three months ended September 30, 2023 Nine months ended September 30, 2024 Nine months ended September 30, 2023 Net Revenue $ 70,203 $ 53,683 $ 201,785 $ 163,021 Gross Profit $ 48,121 $ 35,922 $ 142,294 $ 104,101 Gross Profit Margin 68.5% 66.9% 70.5% 63.9 % Gross Margin Adjustments: Amortization of the fair value of the related party liability(1) (732) (1,687) (1,510) (4,058) Amortization of the inventory fair value adjustment(2) — — — 1,691 Discontinued product write-off(3) 1,200 — 1,726 — Amortization impact of intangible assets(4) 2,801 2,921 8,404 8,404 Adjusted Gross Profit $ 51,390 $ 37,155 $ 150,913 $ 110,138 Adjusted Gross Margin % 73.2% 69.2% 74.8% 67.6%

BRANDS ADJUSTED GROSS PROFIT 49 Obagi Medical Milk Makeup (In thousands, except for percentages) Three months ended September 30, 2024 Three months ended September 30, 2023 Nine months ended September 30, 2024 Nine months ended September 30, 2023 Three months ended September 30, 2024 Three months ended September 30, 2023 Nine months ended September 30, 2024 Nine months ended September 30, 2023 Net Revenue $ 38,690 $ 28,167 $ 107,055 $ 85,181 $ 31,513 $ 25,516 $ 94,730 $ 77,840 Gross Profit $ 27,139 $ 18,066 $ 76,710 $ 53,406 $ 20,982 $ 17,855 $ 65,590 $ 50,695 Gross Profit Margin 70.1% 64.1% 71.7% 62.7% 66.6% 70.0% 69.2% 65.1 % Gross Margin Adjustments: Amortization of the fair value of the related party liability (732) (1,687) (1,510) (4,058) — — — — Amortization of the inventory fair value adjustment — — — — — — — 1,691 Discontinued product write- off 1,200 — 1,726 — — — — — Amortization impact of intangible assets 2,801 2,921 8,404 8,404 — — — — Adjusted Gross Profit $ 30,408 $ 19,300 $ 85,329 $ 57,752 $ 20,982 $ 17,855 $ 65,590 $ 52,386 Adjusted Gross Margin % 78.6% 68.5% 79.7% 67.8% 66.6% 70.0% 69.2% 67.3%

GROUP ADJUSTED EBITDA 1 Includes mainly legal, advisory and consultant fees related to the financial restatement for FY 2022 and associated regulatory investigation.2 Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination. 3 Other non-recurring costs include the amortization of the fair value step-up as a result of the business combination, legal settlements, foreign currency transaction losses, the cost and gain of the recovery of inventory from the Vietnam distributor, product discontinuation costs related to advanced purchases for the Vietnam distributor, lease impairments and restructuring costs. 50 (In thousands, except for percentages) Three Months Ended September 30, 2024 Three Months Ended September 30, 2023 Nine months ended September 30, 2024 Nine months ended September 30, 2023 Net Loss $ (13,145) $ (36,456) $ (26,051) $ (73,237) Adjusted For: Depreciation and amortization 14,989 15,374 45,002 45,635 Interest expense, net 4,355 5,001 13,067 14,613 Income tax expense (benefit) (1,649) (1,490) (4,003) (5,999) Stock-based compensation expense 1,872 2,080 6,399 7,558 Legal and advisory non-recurring costs(1) 8,026 9,211 18,465 19,834 Change in fair value of warrants and interest rate collar (3,390) 9,437 (24,122) 7,970 Amortization of related party liability(2) (732) (1,687) (1,510) (4,058) Other costs(3) 1,089 3,409 1,852 6,467 Adjusted EBITDA 11,415 4,879 29,099 18,783 Net Revenue $ 70,203 $ 53,683 $ 201,785 $ 163,021 Net Loss % of Net Revenue (18.7) % (67.9) % (12.9) % (44.9) % Adjusted EBITDA Margin 16.3% 9.1% 14.4% 11.5%

BRANDS ADJUSTED EBITDA 51 Obagi Medical Milk Makeup (In thousands, except for percentages) Three months ended September 30, 2024 Three months ended September 30, 2023 Nine months ended September 30, 2024 Nine months ended September 30, 2023 Three months ended September 30, 2024 Three months ended September 30, 2023 Nine months ended September 30, 2024 Nine months ended September 30, 2023 Net (Loss) Income $ (7,975) $ (11,647) $ (19,410) $ (23,906) $ 3,647 $ (1,050) $ 8,573 $ (1,700) Adjusted For: Depreciation and amortization 10,405 10,853 31,195 31,578 4,584 4,521 13,808 14,057 Interest expense, net 3,001 3,325 9,323 9,303 (3) 162 2 586 Income tax expense (benefit) (1,717) (1,498) (4,074) (6,008) 8 — 8 1 Stock-based compensation expense 193 52 (793) 1,043 (43) 478 1,506 1,908 Legal and advisory non-recurring costs 3,238 583 3,993 583 — 27 — 27 Amortization of related party liability (732) (1,687) (1,510) (4,058) — — — — Other costs 1,072 3,277 1,954 4,346 334 133 354 2,139 Adjusted EBITDA $ 7,484 $ 3,258 $ 20,678 $ 12,882 $ 8,526 $ 4,272 $ 24,249 $ 17,016 Net Revenue $ 38,690 $ 28,167 $ 107,055 $ 85,181 $ 31,513 $ 25,516 $ 94,730 $ 77,840 Net (Loss) Income % of Net Revenue (20.6) % (41.4) % (18.1) % (28.1) % 11.6% (4.1) % 9.0% (2.2) % Adjusted EBITDA Margin 19.3% 11.6% 19.3% 15.1% 27.1% 16.7% 25.6% 21.9%

CENTRAL COSTS ADJUSTED EBITDA Central costs (In thousands, except for percentages) Three months ended September 30, 2024 Three months ended September 30, 2023 Nine months ended September 30, 2024 Nine months ended September 30, 2023 Net Loss $ (8,816) $ (23,759) $ (15,213) $ (47,631) Adjusted For: Interest expense, net 1,357 1,514 3,742 4,723 Income tax expense 60 8 64 8 Stock-based compensation expense 1,723 1,549 5,686 4,608 Legal and advisory non-recurring costs 4,788 8,601 14,471 19,224 Change in fair value of warrants and interest rate collar (3,390) 9,437 (24,122) 7,970 Other costs (316) (1) (455) (18) Adjusted EBITDA $ (4,595) $ (2,651) $ (15,829) $ (11,116) Net Revenue N/A N/A N/A N/A Net Loss % of Net Revenue N/A N/A N/A N/A Adjusted EBITDA Margin N/A N/A N/A N/A 52

NET DEBT POSITION (In thousands) Reconciliation of Net Carrying Amount of debt to Net Debt Current portion of long-term debt $ 27,699 Long-term debt 141,213 Net carrying amount of debt 168,912 Adjustments: Add: Unamortized debt issuance costs 2,715 Less: Cash & cash equivalents (17,648) Net Debt $ 153,979 53

FULLY DILUTED SHARE COUNT 54 1 Vested RSUs included in basic shares outstanding as they have been approved but not issued. 2 Waldencast plc Class B shares owned by former members of Milk Makeup. 3 Unvested RSUs includes awards granted in October 2024. 4 Dilution from employee stock rights with exercise prices assumes net share settlement under treasury stock method, based on WALD closing price on November 14, 2024. 5 Includes 17,869,732 Waldencast plc private placement warrants. Shares Class A Ordinary Shares Outstanding (as of November 15, 2024) 111,818,130 Class A ordinary shares subject to outstanding stock options held by our executive officers that are currently exercisable or exercisable within 60 days of the record date 3,833,332 Class A ordinary shares subject to restricted stock units that are vested or will vest within 60 days of the record date, but have not yet been settled1 266,246 Total Class A Outstanding with Dilutive Executive Awards 115,917,708 Class B Shares Outstanding2 (as of November 15, 2024) 10,766,528 Less: Dilutive Executive Shares from Above 4,099,578 Basic share outstanding 122,584,658 Vested employee RSUs1 266,246 Basic shares outstanding 122,850,904 No. of Shares Weighted Avg. Strike Price Unvested employee RSUs3 5,478,083 Vested employee stock rights with exercise prices4 10,215,200 $ 11.20 — Unvested employee stock rights with exercise prices4 8,062,239 $ 13.87 — Total diluted shares outstanding 128,328,987 Warrants5 $ 11.50 29,533,282